Exhibit 99.1

RESULTS OF GENERAL MEETING

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) advises that a General Meeting of the Company was held today, June 13, 2019, at 10.00am.

The resolutions voted on were in accordance with the Notice of General Meeting previously advised to the Australian Securities Exchange.

In accordance with Section 251AA of the Corporations Act 2001, the following information is also provided:

Resolution	Result	Number of Proxy Votes
		For	Against	Abstain	Proxy’s Discretion
1. Authorise Issue of Lender Options	Passed unanimously on a show of hands	148,244,808	-	-	-
2. Authorise Issue of Advisor Shares	Passed unanimously on a show of hands	148,188,044	56,764	-	-
3. Ratification of Issue of Lender Options	Passed unanimously on a show of hands	148,244,808	-	-	-

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 West 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, BGC Centre, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010